International Tower Hill Mines Ltd.

Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2006

International Tower Hill Mines Ltd.

Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2006

Auditors' Report

Comments by Auditor for U.S. Readers on Canada

– United States Reporting Differences

Consolidated Statements of Operations and Deficit

Consolidated Balance Sheets

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

#

Auditors' Report

To the Shareholders of

International Tower Hill Mines Ltd.

We have audited the consolidated balance sheets of International Tower Hill Mines Ltd. as at May 31, 2006, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2006, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“MacKay LLP”

July 12, 2006

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the shareholders dated July 12, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.  Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended May 31, 2006 and shareholders’ equity as at May 31, 2006, 2005 and 2004 to the extent summarized in note 10 to the consolidated financial statements.

Vancouver, Canada

“MacKay LLP”

July 12, 2006

Chartered Accountants

International Tower Hill Mines Ltd.

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

For the year ended May 31,	2006	2005	2004
Expenses
Management fees (note 9)	$ 60,000	$ 60,000	$ 60,000
Mineral property due diligence	20,881	45,286	-
Office and miscellaneous	3,338	3,151	4,077
Professional fees (note 9)	18,635	16,360	10,615
Rent	7,200	7,200	7,200
Stock exchange and filing fees	11,529	7,504	7,627
Transfer agent fees	4,428	4,455	4,117
Travel and promotion	1,565	1,688	868
Write off of deferred acquisition and exploration expenditures	-	-	154,345

	127,576	145,644	248,849

Other items
Recovery of exploration expense-permit fees	-	14,889	-
Gain on sale of marketable securities	-	9,140	-
Interest income	348	132	4,519

	348	24,161	4,519

Loss for the year	(127,228)	(121,483)	(244,330)

Deficit, beginning of year	(2,541,302)	(2,419,819)	(2,175,489)

Deficit, end of year	$ (2,668,530)	$ (2,541,302)	$ (2,419,819)

Basic and fully diluted loss per share	$ (0.01)	$ (0.01)	$ (0.03)

Weighted average number of shares outstanding	9,620,402	9,012,183	9,012,183

International Tower Hill Mines Ltd.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

May 31,	2006	2005	2004
Assets

Current
Cash and cash equivalents	$ 6,695	$ 7,711	$ 111,180
Marketable securities (note 3)	10,000	10,000	37,520
BC mining exploration tax credit receivable	-	19,711	6,149
Accounts receivable	1,668	1,636	5,833
Drilling advance	-	-	30,000
Prepaid expenses	2,052	1,730	1,642

	20,415	40,788	192,324

Term deposit (note 4a)	2,500	2,500	2,500

Mineral properties (note 4)	1,030,316	1,026,512	969,907

	$ 1,053,231	$ 1,069,800	$ 1,164,731

Liabilities

Current
Accounts payable and accrued liabilities	$ 6,097	$ 15,438	$ 68,886
Due to a director (note 5)	-	80,000	-

	6,097	95,438	68,886

Share Capital and Deficit

Share capital (note 6)	3,715,664	3,515,664	3,515,664

Deficit	(2,668,530)	(2,541,302)	(2,419,819)

	1,047,134	974,362	1,095,845

	$ 1,053,231	$ 1,069,800	$ 1,164,731

Commitments (note 4)

Subsequent events (note 11)

International Tower Hill Mines Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the year ended May 31,	2006	2005	2004
Cash provided by (used for)

Operating activities
Loss for the year	$ (127,228)	$ (121,483)	$ (244,330)

Add item not affecting cash
Gain on sale of marketable securities	-	(9,140)	-
Write off of deferred exploration expenses	-	-	154,345

	(127,228)	(130,623)	(89,985)

Changes in non-cash items:
Accounts receivable	(32)	4,197	(3,185)
Accounts payable and accrued liabilities	(9,341)	(53,448)	62,385
Prepaid expenses	(322)	(88)	1,372

	(136,923)	(179,962)	(29,413)

Financing activities
Advance from (repayment to) a director	(80,000)	80,000	-
Proceeds on issue of shares for cash	200,000	-	-

	120,000	80,000	-

Investing activities
Mineral property acquisition costs	(574)	(12,761)	-
Recovery of mineral acquisition costs	-	25,000	-
Mineral property exploration costs	(3,230)	(68,555)	(32,119)
BC mining exploration tax credit receivable	19,711	6,149	-
Drilling advance	-	-	(30,000)
Proceeds on sale of marketable securities	-	46,660	-

	15,907	(3,507)	(62,119)

Decrease in cash and cash equivalents	(1,016)	(103,469)	(91,532)

Cash and cash equivalents, beginning of year	7,711	111,180	202,712

Cash and cash equivalents, end of year	$ 6,695	$ 7,711	$ 111,180

Supplemental cash flow information
Interest received
Income taxes paid	$ -	$ -	$ -

Non-cash transactions
Investing activity
Option payment received in shares	$ -	$ 10,000	$ -

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2006

1.

Nature of Operations

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At May 31, 2006, the Company was in the exploration stage and had interests in properties in British Columbia, Canada.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon achieving profitable operations and/ or obtaining additional financing. While the Company is expending its best efforts in this regard, the outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and future profitable production or disposition thereof.

2.

Significant Accounting Policies

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

a)

Basis of consolidation

These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiary 813034 Alberta Ltd. (“813034”), an Alberta corporation.

b)

Cash equivalents

The Company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased, and which are subject to insignificant credit and interest rate risk.

a)

Marketable securities

Marketable securities are valued at the lower of cost or market.

d)

Foreign currency translation

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction.  Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year.  Amortization is converted using rates prevailing at dates of acquisition.  Gains and losses from foreign currency translation are included in the consolidated statements of operations.

e)

Mineral properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written-off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written-off to operations in the period of abandonment.

Recorded costs of mineral properties and deferred exploration and development expenditures are not intended to reflect present or future values of mineral properties.

Deferred costs related to mineral property interests are periodically reviewed for impairment. A review for potential impairment is subject to potentially material measurement uncertainty. If a review indicates that a mineral property interest has been impaired the related deferred costs are written down or written off.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and inadvertent non-compliance with regulatory requirements.

f)

Asset retirement obligation

The Company has adopted the CICA’s new Handbook Section 3110 “asset retirement obligations” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made.  Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset.  The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life.  The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

Management has determined that adoption of this policy had no impact to current or prior periods.

g)

Loss per share

Loss per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year was 9,620,402 (2005 – 9,012,183; 2004 – 9,012,183).

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

h)

Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.  Where practicable, the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise, only available information pertinent to fair value has been disclosed.

i)

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

j)

Income tax

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized.  Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

k)

Stock based compensation

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments.  Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.  Compensation is recognized in the statement of operations over the vesting period.

l)

Joint venture accounting

Where the Company’s exploration and development activities are conducted with others, the accounts reflect only the Company’s proportionate interest in such activities.

m)

Measurement uncertainty

The future recovery of the recorded cost of the properties, and the provision for a future asset retirement obligation are based on estimates.   By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

3.

Marketable Securities

	2006	2005	2004

Marum Resources Inc. (“Marum”)	$ -	$ -	$ 37,520
Ravencrest Resources Inc. (cost base $10,000)	10,000	10,000	-

	$ 10,000	$ 10,000	$ 37,520

At May 31, 2006 the Company held 100,000 shares of Ravencrest Resources Inc. (“Ravencrest”) acquired as part of the Mining Venture Agreement with Ravencrest (note 4a).  During the year ended May 31, 2005, the Company disposed of it‘s 469,000 shares of Marum for proceeds of $46,660.

4.

Mineral Properties

Accumulated costs in respect of mineral claims owned, leased or under option, consist of the following:

	Siwash Silver Leases	2006 Total	2005 Total	2004 Total
Acquisition costs
Beginning balance	$ 182,761	$ 182,761	$ 205,000	$ 258,550
Lease costs	3,230	3,230	12,761	-
Recovery of cost	-	-	(35,000)	-
Write-down	-	-	-	(53,550)
Ending balance	185,991	185,991	182,761	205,000

Deferred exploration
Beginning balance	843,751	843,751	764,907	839,732
Assay and sampling	574	574	3,120	-
Drilling	-	-	51,052	25,734
Geological assessment report	-	-	17,565	-
Geological and consulting	-	-	19,244	-
Misc; survey, field, travel etc	-	-	7,574	6,385
Tax credits	-	-	(19,711)	(6,149)
Write-down	-	-	-	(100,795)
Ending balance	844,325	844,325	843,751	764,907

Total deferred costs	$ 1,030,316	$ 1,030,316	$ 1,026,512	$ 969,907

a)

Siwash Silver Leases

i)

On October 27, 1987, the Company was granted an option to acquire a 100% interest in certain mineral claims situated in British Columbia.  The agreement required total consideration of $160,000 to be paid in annual instalments  of $12,500 all of which have been paid.

On November 17, 1987, the Company paid $1,000 to Brenda Mines Ltd. (Brenda) to obtain certain information on this property and gave Brenda the option to provide production financing should the property come into production in the future.  The Company has granted Brenda an option to acquire a 51% interest in the property for 90 days following a positive production recommendation by an independent consulting firm.  Terms of the option include reimbursing all exploration and feasibility study expenditures incurred to that date up to a total of $2 million and providing all capital required to bring the property into production.  In the event that the property generates a positive cash flow, Brenda will retain 80% of profits until all development capital plus interest has been repaid, at which time proceeds will be distributed based on interest in the project.

If the Company decides to sell any or all of its interest in the property to a third party, it must first offer that interest to Brenda on the same terms and Brenda shall have 60 days to advise the Company of its decision.

The Company has pledged a $2,500 term deposit as reclamation security as required by the Province of British Columbia.

ii)

On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Company’s Siwash Silver Leases in British Columbia. The purchase price of the claims was $15,000 (paid) and upon commencement of production of valuable minerals from the claims, the vendor will receive a royalty of 1% of net smelter returns.

iii)

The Company staked an additional 17 claims in British Columbia, at a cost of $9,134.

iv)

On March 31, 2005 the Company granted Ravencrest Resources Inc. (“Ravencrest”), a company related by common directors and officers, the right to acquire a 50% interest in two claim groups (as described in note 4a)iii), the Siwash 4 Mineral Claim, consisting of 16 units, and the Siwash 3 Mineral Claim, consisting of 16 units, located in southeastern British Columbia at Siwash Creek for cash of $25,000 and issuance of 100,000 common shares of Ravencrest valued at $.10 cents per share. Ravencrest is also required to carry out an exploration work program recommended by Apex Geoscience Ltd. in the sum of $112,500 on or before October 31, 2006 (extended from March 31, 2006 on October 1, 2005).

b)

Chinchaga Project

On January 29, 1999, the Company entered a joint venture agreement with Marum Resources Inc. (“Marum”) to explore for diamonds in the Chinchaga area of northern Alberta, Canada.  The Company was required to contribute $300,000 by way of cash or cash equivalents, a maximum contribution of $100,000 could be made through private placement for shares in Marum.  The Company would receive 50% interest in Marum’s working interest in the three townships of the Chinchaga area.

During 1999, the Company exercised its option to purchase the 1,000,000 private placement units of Marum for $100,000 and expended $50,000 for the development of the Chinchaga project.  Each private placement unit contains one common share and one non-transferable share purchase warrant to purchase one additional common share at a price of $0.12 per share, exercisable for a period of two years from the date of payment for the units.  During fiscal 2000, the Company exercised the 1,000,000 warrants and purchased 1,000,000 shares of Marum for $120,000.

During fiscal 2001, the Company and Marum amended the agreement whereby the Company has now earned its 50% interest in the project through the advance of $270,000 as detailed above.  During fiscal 2002, the deferred costs related to the property were written down to a nominal amount, and in fiscal 2004 the balance was written-off.

c)

Torngat Property

During November 1999, the Company was granted two (2) exploration permits totalling 108.5 square kilometers in northern Quebec, know as the Torngat property.  The Company has commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared.  As part of the permits, the Quebec government has agreed to reimburse 50% of exploration expenditures up to a maximum of $220,000.  During fiscal 2001, the Company received $26,300 in reimbursement for expenses from the Quebec government.  During fiscal 2004, the deferred costs related to the property were written off as no work is currently planned on the property. During fiscal 2005 the Company recovered $14,889 in permit fees from the Quebec government.

d)

Fort Vermillion Property

During fiscal 2002, the Company applied for and received metallic and industrial mineral permits covering 40 sections of land, 9,216 hectares each, in the Province of Alberta.  During fiscal 2004, the deferred costs related to the property were written off as no work is currently planned on the property.

5.

Due to a Director

During the year ended May 31, 2006 loans totalling $80,000 were repaid to a director of the Company.  These loans were unsecured, non-interest bearing and had no fixed terms of repayment, accordingly fair value could not be readily determined.

6.

Share Capital

Authorized

500,000,000 common shares without par value (increased from 20,000,000 during the year)

Issued	Number of shares	Amount

Balance, May 31, 2003, 2004 and 2005	9,012,183	$ 3,515,664

Shares issued for cash
Private placement	1,000,000	200,000

Balance May 31, 2006	10,012,183	$ 3,715,664

Share issuances

On October 21, 2005, the Company issued 1,000,000 units at $0.20 per unit, for total cash proceeds of $200,000.  Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant is exercisable into one common share at a price of $0.26 for a period of 2 years from the date of issuance.

Warrants

At May 31, 2006 the Company had 1,000,000 warrants outstanding at an exercise price of $0.26 exercisable on or before October 21, 2007, subsequent to year end 50,000 warrants were exercised.

7.

Stock Based Compensation

The Company has adopted an incentive stock option plan (the “Plan”).  The essential elements of the Plan provide that the aggregate number of common shares of the Company’s capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the number of issued shares of the Company at the time of the granting of the options.  Options granted under the Plan will have a maximum term of five years.  The exercise price of options granted under the Plan will not be less than the discounted market price of the common shares (defined as the last closing market price of the Company’s common shares immediately preceding the issuance of a news release announcing the granting of the options, less the maximum discount permitted under TSX Venture Exchange policies), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Options granted under the plan vest immediately, except for consultants conducting investor relation activities who will become vested with the right to exercise one-fourth of the option upon the conclusion of each three month period subsequent to the date of the grant of the option.

8.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

May 31,	2006	2005	2004

Loss before income taxes	$ (127,228)	$ (121,483)	$ (244,330)
Statutory Canadian corporate tax rate	34.10%	35.62%	35.62%

Income tax recovery at statutory rates	$ (43,385)	$ (43,272)	$ (87,030)
Non-deductible items for tax purposes	6,025	15,494	154
Effect of tax rate change	26,247	-	-
Change in valuation allowance	11,113	27,778	86,876

	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

May 31,	2006	2005	2004
Future income tax assets
Mineral properties	$ 559,946	$ 584,946	$ 587,175
Cumulative eligible capital	118	123	123
Net capital losses available	841	878	-
Non-capital losses available for future periods	65,284	29,129	-

	626,189	615,076	587,298

Valuation allowance	(626,189)	(615,076)	(587,298)

	$ -	$ -	$ -

At May 31, 2006 the Company has tax losses of approximately $190,000 available for carry-forward to reduce future years’ income taxes, expiring up to 2016.  In addition the Company has available mineral resource related expenditure pools totalling approximately $2,670,000 which may be deducted against future taxable income on a discretionary basis.

Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts.

9.

Related Party Transactions

During the year the Company paid $60,000 (2005 - $60,000; 2004 - $60,000) in management fees and $5,500 (2005 - $4,173, 2004 - $5,115) in professional fees to a company controlled by an individual who is a director of the Company.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with GAAP in Canada, which differs in certain respects from GAAP in the United States.  The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

a)

Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of minerals has been located.  Canadian GAAP allows mineral exploration and development property expenditures to be deferred during this process.  The effect on the Company’s financial statements is summarized below:

For the year ended,	May 31,	May 31,	May 31,
	2006	2005	2004
Consolidated statement of
operations and deficit
Loss for the year under
Canadian GAAP	$ (127,228)	$ (121,483)	$ (244,330)
Write-off of exploration expenses	-	-	100,795
Mineral property exploration and
development expenditures, net	(574)	(78,844)	(25,970)

United States GAAP	$ (127,802)	$ (200,327)	$ (169,505)

Loss per share – US GAAP	$ (0.02)	$ (0.02)	$ (0.02)

Consolidated Balance Sheet Assets	May 31, 2006	May 31, 2005	May 31, 2004
Mineral Properties
Canadian GAAP	$ 1,030,316	$ 1,026,512	$ 969,907
Mineral property expenditures
(cumulative)	(844,325)	(843,751)	(764,907)

United States GAAP	$ 185,991	$ 182,761	$ 205,000

Deficit
Canadian GAAP	$ (2,668,530)	$ (2,541,302)	$ (2,419,819)
Mineral property expenditures
(cumulative)	(844,325)	(843,751)	(764,907)

United States GAAP	$ (3,512,855)	$ (3,385,053)	$ (3,184,726)

b)

Marketable securities

Under United States GAAP, the Company would classify the marketable securities as “Securities available for resale”.  The carrying value on the balance sheet at May 31, 2006 would be $10,000 (2005 -$10,000; 2004- $38,927) and the unrealized gain (loss) of $Nil (2005 - $Nil; 2004 - $1,407) would be posted to shareholder’s equity as part of other comprehensive income.

c)

Stock based compensation

Statement of Financial Accounting Standards No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation” (“SFAS 148”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.  The Company has chosen to account for all stock-based compensation in accordance with the provisions of SFAS 148.  Accordingly, compensation cost for stock options granted is measured as the fair value at the date of grant, and there is no difference in these financial statements.

d)

Loss per share

Under both Canadian and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended May 31, 2006 was 9,620,402, 2005 and 2004 was 9,012,183.

e)

Income taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools.  This asset would have been reduced to $nil by a valuation allowance.  This results in no difference in net income reported between Canadian and United States GAAP.

11.

Subsequent Events

a)

The Company completed an asset purchase and sale and indemnity agreement with AngloGold Ashanti North America Inc. (a subsidiary of AngloGold Ashanti Limited) to acquire six (6) Alaskan mineral exploration properties and associated databases from its wholly owned subsidiary, AngloGold Ashanti (U.S.A.) Exploration Inc.  Consideration for the properties is the issuance of 5,997,295 common shares, being 19.99% of the issued shares of the Company, following the completion of the equity financing transactions (note 11 b and c).  The vendor will retain a 90-day right of first offer with respect to the properties and any additional mineral properties in which the Company acquires an interest.

In addition, the Company entered into option/ joint venture agreements to earn a 60% interest in two additional properties in Alaska.  Under the Option Agreements the Company will commit to incur minimum exploration expenditures of US$3,000,000 on each property over 4 years.

b)

The Company has completed a non-brokered private placement originally announced on June 14, 2006 of 7,999,718 units at a price of $0.56 per unit for total proceeds of $4,479,842.  Each unit consisted of one common share of the Company and one-half of a transferable common share purchase warrant.  Each full warrant is exercisable to acquire one additional share up to August 4, 2008 at an exercise price of $1.00.

c)

The Company has completed a brokered private placement originally announced on July 6, 2006 of 4,987,483 and a non-brokered private placement of 612,122 units, both at a price of $1.25 per unit for total proceeds of $6,999,506.  Each unit consisted of one common share of the Company and one-half of a transferable common share purchase warrant.  Each full warrant is exercisable to acquire one additional share up to August 4, 2008 at an exercise price of $1.50

Pacific International Securities Inc. (“Agent”) acted as agent and received a 7% commission of gross proceeds, payable in units, a total of 349,123 units were issued, these units have the same terms as the private placement units.  In addition, the Company paid the agent a corporate finance fee of $15,000 and the Agent’s costs and expenses of the private placement.  The Agent also received compensation options equal to 10% of the aggregate number of units sold under the private placement, being 498,748 compensation options.  Each compensation option entitles the Agent to purchase one share at a price of $1.30 for a period of eighteen months following the closing of the private placement.  The compensation options have a fair value of approximately $370,000.